
September 17, 2010

Via U.S. Mail and Facsimile

Charles W. Grinnell, Esq.
Clean Diesel Technologies, Inc.
10 Middle Street, Suite 1100
Bridgeport, Connecticut 06604

> **Re:** **Clean Diesel Technologies, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed September 15, 2010**
> **File No. 333-166865**

Dear Mr. Grinnell:

We have reviewed your registration statement and have the following comments.

Form S-4

General

1. Please note that we are continuing to consider your response to prior comments 8 and 10 of our letter dated September 10, 2010 and prior comment 2 of our letter dated September 13, 2010. Note that we may issue additional comments by separate letter that may impact your disclosure.

Prospectus Cover Page

2. We note your response to comment 1 of our letter dated September 10, 2010. Please revise the prospectus cover page, which begins with "Subject to Completion," to also reference the shares of common stock and warrants that are being registered for issuance pursuant to the exercise of the out of the money warrants. The cover should include all of the shares being registered and offered. We note that the 147,519 and 120,703 shares of common stock and 120,703 warrants to purchase common stock, which are included in the Calculation of Registration Fee table, are not included on the prospectus cover page. See Item 501(b)(2) of Regulation S-K.

Clean Diesel's Reasons for the Merger . . . , page 53

3. We note your response to comment 6 of our letter dated September 10, 2010. Consistent with your response, please revise your disclosure to reflect that Mr. de Havilland advised management that he was not certain whether he would support the transaction and did not

wish to cast a vote on the proposal.   In addition, you state that after the board reviewed various materials including the Ardour fairness opinion and management reports and acted to approve the transaction, Mr. de Havilland expressed the additional view that the merger would involve an unacceptable degree of risk to stockholder value. Please tell us, with a view toward disclosure, the context of Mr. de Havilland's additional view after the board reviewed materials related to the merger. For example, while it appears the Mr. de Havilland was no longer a board member at that time, was he nevertheless then or at a later time provided with copies of the board materials? And why did he provide this additional view and to whom? Was it at the request of management or the board?

The Merger, page 60

Background of the Development of the Merger, page 60

4. We note your response to comment 7 of our letter dated September 10, 2010. We note that the board will nominate Timothy Rogers to stand for election at the annual meeting in the stead of Mr. Asmussen and will be elected as President and Chief Executive Officer for Clean Diesel following Mr. Asmussen's resignation. Please tell us whether Timothy Rogers or any other person will be included as an executive officer of the combined company since Mr. Asmussen was to hold this role prior to his resignation. If so, please revise your disclosure to reflect Mr. Roger's or such other person's anticipated management position in the combined company.

Houlihan Smith Valuations, page 72

5. We note your response to comment 8 of our letter dated September 10, 2010. We note that in your response you discuss that Clean Diesel evaluated another company as a merger candidate. We also note disclosure on pages 60 and 61 regarding changes in management and the appointment of Mr. Park as Chairman of the Board in 2009, and the company's desire to restructure and reconstitute the board. In view of these items, please clarify for us whether the company was actively looking for a business combination at the time that it began to evaluate the other merger candidate and CSI. If so, please disclose this, and briefly discuss the other possible transaction and why you did not proceed with it.

Material United States Federal Income Tax Consequences of the Merger, page 93

6. We note disclosure in the last sentence in the second full paragraph on page 94 that "Based on such opinion, the following are the material federal income tax consequences . . ." Please revise to disclose that this disclosure is the opinion of KPMG LLP Otherwise, it is unclear whether the disclosure is KPMG's opinion, or whether it is the company's disclosure based upon KPMG's opinion.

CSI Management's Discussion and Analysis of Financial Condition and Results of Operations, page 159

Critical Accounting Policies and Estimates, page 160

Impairment of Long-Lived Assets Other than Goodwill, page 162

7. We note your responses to comment 11 of our letter dated September 10, 2010 and comment two of our letter dated September 13, 2010. It remains unclear to us how you determined that the 25.3% discount rate was appropriate for your goodwill impairment analysis of the HDD Systems segment in light of 40% weighted average cost of capital used by Ardour Capital for valuing CSI as a whole. Please revise your filing to address the following:

   - Describe the specific reasons why each of these rates was deemed appropriate for the purposes they were used;

   - Explain why a higher discount rate more in line with that used for CSI as a whole would not have been appropriate as of December 31, 2009;

   - Describe how you considered the fact that both of CSI's segments contributed similar net sales and assets to the company as a whole during 2009 and 2008. Please also explain how you considered that although HDD Systems generated more income from operations than the Catalyst division during 2009 and 2008, the HDD Systems segment appears to has provided less income from operations to the company as a whole for the six months ended June 30, 2010 as compared to the Catalyst segment; and

   - Quantify how the results of your goodwill impairment analysis would have changed if you had used a 40% discount rate, consistent with that used by Ardour Capital to value CSI as a whole.

Catalytic Solutions, Inc. Condensed Consolidated Financial Statements

Note 14 – Subsequent Events, page F-64

8. We note your disclosures about the arbitration involving the Applied Utility Systems Asset Purchase Agreement. Please revise your filing here and elsewhere as appropriate to explain which assets would be subject to limitation on their use and disposition if the writs of attachment are issued by the clerk of the court. It is unclear if you would be required to set aside $2.4 million in cash or if you would be restricted from disposing of specific other assets, such as property and equipment.

You may contact Jeff Gordon, Staff Accountant at (202) 551-3866 or, in his absence, Lisa Haynes, Senior Accountant at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Ernest M. Lorimer (*Via Facsimile 203/325-5001*)
        Finn Dixon & Herling LLP
        177 Broad Street, 15th Floor
        Stamford, CT 06901-2048